TODD PACIFIC SHIPYARDS CORPORATION ANNOUNCES CONTRACT WITH ELECTRIC BOAT TO ASSIST ON SUBMARINE CONVERSION


VIA FACSIMILE                                 CONTACT: DACIA RICHARDSON
Total Pages - 1                               SHAREHOLDER RELATIONS
                                              206-623-1635 Ext. 106


SEATTLE, WASHINGTON. January 29, 2004. Todd Pacific Shipyards Corporation ("Todd Pacific" or the "Company") announced today that it has entered into a contract with Electric Boat Corporation of Groton, Connecticut ("Electric Boat") to support their work on Trident submarines. During the period from May to September 2003, Todd Pacific completed planning and preparation work for Electric Boat under a contract valued at less than $200,000. Todd Pacific has begun work on a follow-on contract to fabricate components and to accomplish associated steel outfitting, project management and quality assurance functions.

This contract is associated with the refit work being accomplished by Electric Boat on the USS OHIO (SSBN 726) at the Puget Sound Naval Shipyard. Todd Pacific's work is being performed under a cost plus incentive fee contract with Electric Boat for fabrication work, and a firm fixed price contract for the associated project management and quality assurance work. The total value of these contracts is approximately $5.3 million and the work is scheduled to be completed in May 2004. Todd Pacific has been requested to provide pricing estimates for a second shipset of components to be fabricated in late 2004 completing in 2005. Todd Pacific intends to pursue this additional opportunity, however there is no assurance that Todd Pacific will be awarded all or part of this additional work.

Todd Pacific is the wholly owned subsidiary of Todd Shipyards Corporation (NYSE symbol TOD). The company performs a substantial amount of repair and maintenance work on commercial and federal government vessels engaged in various seagoing trade activities in the Pacific Northwest. Its customers include the U.S. Navy, the U.S. Coast Guard, the Washington State Ferry system, the Alaska Marine Highway system, and other government units, plus cruise ships, U.S. flag cargo carriers, fishing boats, tankers, tugs and barges.

Todd has operated a shipyard in Seattle since 1916 and currently employees more than 850 people.